                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)


                        ASCENT ENTERTAINMENT GROUP, INC.
                       (Name of Subject Company (issuer))


                          Liberty AEG Acquisition, Inc.
                    an indirect wholly owned subsidiary of
                            Liberty Media Corporation
                      (Names of Filing Persons (offerors))


                     Common Stock, par value $.01 per share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)


                                    043628106
                                 (CUSIP Number)


                             Charles Y. Tanabe, Esq.
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    Copy to:
                              Joseph A. Cialone, II
                               Baker Botts L.L.P.
                                 One Shell Plaza
                                  910 Louisiana
                            Houston, Texas 77002-4995
                                 (713) 229-1234


[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:                     Filing Party:
          Form or Registration No.:                   Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                  LIBERTY MEDIA AND ASCENT ENTERTAINMENT GROUP
               ANNOUNCE NEW DATE FOR COMMENCEMENT OF TENDER OFFER
                     FOR STOCK OF ASCENT ENTERTAINMENT GROUP


DENVER, COLORADO, February 28, 2000 -- Liberty Media Corporation (NYSE: LMG.A, LMG.B) and Ascent Entertainment Group, Inc. (Nasdaq: GOAL) announced today that Liberty Media's tender offer for all shares of Ascent Entertainment is expected to commence on Tuesday, February 29, 2000. The parties had previously announced that the tender offer was expected to commence on Monday, February 28, 2000. Pursuant to the tender offer, Liberty Media will offer to purchase all shares of stock of Ascent Entertainment at a net cash price of $15.25 per share.

                                   **********

         Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Liberty Media Corporation with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by Ascent Entertainment Group, Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Liberty Media Corporation and Ascent Entertainment Group, Inc. with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Liberty Media Corporation by directing such request to: Liberty Media Corporation, 9197
S. Peoria Street, Englewood, Colorado 80112, Attention: Vivian J. Carr, telephone: (720) 875-5406, e-mail: vivian@libertymedia.com. The solicitation/recommendation statement and such other documents may also be obtained for free from Ascent Entertainment Group, Inc. by directing such request to: Ascent Entertainment Group, Inc., 1225 Seventeenth Street, Suite 1800, Denver, Colorado 80202, Attention: Arthur M. Aaron, telephone: (303) 308-7040, e-mail: aaron@ascentent.com.

                                   **********


CONTACT: LIBERTY MEDIA                      ASCENT ENTERTAINMENT
         Vivian Carr                        MEDIA CONTACT:  Arthur M. Aaron
         720-875-540                        303-308-7040
                                            INVESTOR CONTACT:  David A. Holden
                                            303-308-7033


                                      -2-